SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Venator Materials PLC
(Name of Issuer - as specified in its charter)

Ordinary Shares, $0.001 par value per share
(Title of Class of Securities)

G932Z100
(CUSIP Number)

John Cafiero Prudential Financial, Inc. 751 Broad Street Newark, New Jersey 07102 (973) 802-6933
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Prudential Financial, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25,631,848,007

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25,631,848,007

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,631,848,007

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

1	NAMES OF REPORTING PERSONS
PGIM, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
25,631,848,007

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
25,631,848,007

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,631,848,007

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
Prudential Investment Portfolios, Inc. 15, on behalf of PGIM High Yield Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,350,915,187

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,350,915,187

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,350,915,187

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

Item 1.     Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Ordinary Shares, $0.001 par value per share (the “Shares”), of Venator Materials PLC (the “Issuer”).  The address of the principal executive offices of the Issuer is Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees, TS22 5FD, United Kingdom.
Item 2.     Identity and Background.
(a) This statement is filed jointly by Prudential Financial, Inc. (“PFI”), a New Jersey corporation, PGIM, Inc. (“PGIM”), a New Jersey corporation and Prudential Investment Portfolios, Inc. 15 (“PIP 15”), a Maryland corporation, on behalf of its separate investment series PGIM High Yield Fund (“PHY”). PIP 15 and PHY are sometimes referred to collectively herein as PIP 15/PHY as PIP 15 is filing on behalf of PHY.  Each of PFI, PGIM and PIP 15/PHY is sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”  Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.  A Joint Filing Agreement among the Reporting Persons is attached here to as Exhibit 1.
(b) The address of the principal office of PFI is 751 Broad Street, Newark, New Jersey 07102.  The address of the principal office of PGIM and PIP 15/PHY is 655 Broad Street, 6th Floor, Newark, New Jersey 07102.
(c) PFI is a parent holding company incorporated under the laws of New Jersey, PGIM is an investment adviser incorporated under the laws of New Jersey and a wholly-owned subsidiary of PFI and PIP 15 is an open-end management investment company incorporated under the laws of Maryland and sub-advised by PGIM.
(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The citizenship of the persons listed on Schedule A is set forth therein.
Item 3.     Source and Amount of Funds or Other Consideration.
The Reporting Persons acquired the Shares reported in this Schedule 13D pursuant to the Plan (as defined in Item 4), as more fully described in Item 4.
The response to Item 4 of this statement is incorporated herein by reference.
Item 4.     Purpose of Transaction.
On May 14, 2023, the Issuer and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions in the U.S. Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) seeking relief under chapter 11 of title 11 of the U.S. Code (“Chapter 11”). On July 25, 2023, the Bankruptcy Court entered an order confirming the Joint Prepackaged Plan of Reorganization of Venator Materials PLC and its Debtor Affiliates (the “Plan”). On October 12, 2023 (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from Chapter 11.

No funds were expended by a Reporting Person for the Shares issued to it by the Issuer.  Rather, the Reporting Persons were the holders of certain loans to, and notes issued by, the Issuer.  As part of its emergence and pursuant to the Issuer’s Plan, the loans and/or notes held by the Reporting Persons were cancelled and the Reporting Persons were issued 25,631,848,007 Shares by the Issuer in exchange therefore.
Item 5.     Interest in Securities of the Issuer.
The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 108,050,720,920 Shares outstanding, as of October 12, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 13, 2023
(a) The beneficial interest of the Reporting Persons in the Shares of the Issuer is as follows:
Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class
(A) PFI:
25,631,848,007	Shared Voting and Shared Dispositive Power (1)	23.7%

(B) PGIM:
25,631,848,007	Sole Voting and Sole Dispositive Power (2)	23.7%

(C) PIP 15/PHY:
11,350,915,187	Shared Voting and Shared Dispositive Power (3)	10.5%
____________________
1.
Such Shares are owned by investment advisory clients of PGIM.  Because PGIM is a wholly-owned subsidiary of PFI and is therefore deemed to be under the control of PFI, PFI may therefore be deemed to share the power to vote and dispose or direct the disposition of such Shares.

2.
Such Shares are owned by investment advisory clients of PGIM.  By reason of its investment advisory relationship with such clients, PGIM is deemed to have sole voting and sole dispositive power over such Shares.

3.
Such Shares are owned by PHY, a mutual fund which is advised by PGIM and which is a separate investment series of PIP 15.  By reason of its investment advisory relationship with PGIM, PHY is deemed to have shared voting and shared dispositive power over such Shares.

TRANSACTIONS
No transactions in the Shares of the Issuer have been effected by the Reporting Persons during the last 60 days.
Item 6.     Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.
The information set forth in Item 4 of this statement is incorporated into this Item 6 by reference.
On the Effective Date, the Issuer entered into a Shareholders Agreement (the “Shareholders Agreement”), among the Issuer and the investors listed therein (collectively, the “Investors”).
The Shareholders Agreement provides that the board of the Issuer upon emergence of bankruptcy shall comprise up to 7 independent directors, with the initial directors set out in the Shareholders Agreement. The Shareholders Agreement provides that if a vacancy on the board arises, the new directors shall be appointed by Investors, with each Investor holding 15% of the voting shares in issue entitled to appoint and remove one director for every 15% of voting shares in issue held. The Shareholders Agreement provides that the chairperson of the board of directors of the Issuer is to be elected by a majority of the board. Certain matters are reserved to the decision of holders of (i) 75% or more of voting shares; (ii) 60% or more of voting shares; and (iii) 50% or more of voting shares.
The Shareholders Agreement also provides for tag-along rights for Investors upon the transfer by an Investor and/or their affiliates which would result in the prospective purchaser owning or controlling more than 50% of the voting shares in issue; drag-along rights upon the transfer of shares by an Investor or group of Investors who hold 50% or more of the voting shares in issue which would result in the prospective purchaser owning or controlling more than 50% of the voting shares in issue; rights of first offer with respect to the transfer by an Investor (subject to certain customary exceptions) of 5% or more of the outstanding shares of the voting shares; and pre-emptive rights to the Investors (on a pro rata basis) upon issuance of new securities by the Issuer (subject to certain customary exceptions).
This summary is qualified in its entirety by reference to the text of the Shareholders Agreement, which is attached as Exhibit 3 to this Statement, and is incorporated herein by reference.
Item 7.     Materials Filed as Exhibits.
The following exhibits are attached hereto:
Exhibit 1 - Joint Filing Agreement of the Reporting Persons
Exhibit 2 - Executive Officers and Control Persons of the Reporting Persons
Exhibit 3 – Shareholders Agreement dated October 12, 2023
In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the Reporting Persons expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES
The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agree to the filing of this single Statement on Schedule 13D.
Prudential Financial, Inc.
Date: December 4, 2023	By:	/s/ John Cafiero
John Cafiero
Vice President and Assistant Secretary

PGIM, Inc.
Date: December 4, 2023	By:	/s/ Daniel Malooly
Daniel Malooly
Vice President

Prudential Investment Portfolios, Inc. 15, on behalf of PGIM High Yield Fund
Date: December 4, 2023	By:	/s/ Patrick McGuinness
Patrick McGuinness
Assistant Secretary